U.S. Securities and Exchange Commission
Washington, D.C. 20549

02048868

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.	0000949493
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Current Report on Form 8-K	333-82902
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 20th day of June, 2002.

Residential Accredit Loans Inc.
(Registrant)

By: [signature]
Randy Van Zee
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Greenwich Capital Markets

June 18, 2002 09:05 PM
User: mercadk
As of June 18, 2002, 09:04 PM

Yield Sensitivity Table

Bond Class	
Name / Class:	RFC02QS8C A2
Cusip:	
Coupon:	5.500 %
Formula:	N/A
Orig. Balance:	$50,000,000.00
Factor:	1.00000000
Factor date:	03/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	06/28/2002
Issue Date:	06/01/2002
First Pay Date:	07/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$180,878,553.00
Net Coupon:	6.250 %
Gross Coupon:	6.930 %
Srvc Fee:	0.680 %
Orig. Term:	180 mos
Current WAM:	178 mos
Current Age:	1 mos

Price	1*.65USR	1*.75USR	1*.85USR	1*.95USR	1USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
100-24	5.211	5.211	5.211	5.211	5.211	5.211	5.174	5.123	5.069
100-25	5.201	5.201	5.201	5.201	5.201	5.201	5.163	5.111	5.055
100-26	5.191	5.191	5.191	5.191	5.191	5.191	5.153	5.099	5.041
100-27	5.181	5.181	5.181	5.181	5.181	5.181	5.142	5.087	5.028
100-28	5.171	5.171	5.171	5.171	5.171	5.171	5.131	5.074	5.014
100-29	5.162	5.162	5.162	5.162	5.162	5.162	5.120	5.062	5.000
100-30	5.152	5.152	5.152	5.152	5.152	5.152	5.109	5.050	4.987
100-31	5.142	5.142	5.142	5.142	5.142	5.142	5.099	5.038	4.973
101-00	5.132	5.132	5.132	5.132	5.132	5.132	5.088	5.026	4.959
WAL:	3.59	3.59	3.59	3.59	3.59	3.59	3.22	2.81	2.47
Mod. Dur:	3.15	3.15	3.15	3.15	3.15	3.15	2.86	2.53	2.25
Spread	115.0	115.0	115.0	115.0	115.0	115.0	126.3	137.1	144.6
First Prin:	01/2004	01/2004	01/2004	01/2004	01/2004	01/2004	01/2004	12/2003	10/2003
Last Prin:	12/2008	12/2008	12/2008	12/2008	12/2008	12/2008	02/2008	04/2007	09/2006
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.658	1.916	2.441	3.333	3.958	4.626	5.395	5.904
OnTR/Swp Spd	1.751	1.929	2.405	3.358/41	3.767/60	4.586/44	5.242/53	5.745/52
OnTR Price	99-18+	99-02	108-02+	100-01	107-08+	99-02	97-07	94-26

1 MoL	3Mo L	11Cof	Prime
1.840	1.870	2.653	4.750

15Mtg	30Mtg	FN 6.0	FN 5.5
6.192	6.772	99-22+	96-28+

CAP VOLS (years)					
1	2	3	5	10	30
33.460	28.330	25.410	22.630	19.160	17.130

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.540	19.430	15.500	12.310

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

Bond Class	
Name / Class:	RFC02QS8C A1
Cusip:	
Coupon:	5.500 %
Formula:	N/A
Orig. Balance:	$31,542,300.00
Factor:	1.00000000
Factor date:	03/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$31,542,300.00

Class Description	
PAC Bands:	N/A
Settlement Date:	06/28/2002
Issue Date:	06/01/2002
First Pay Date:	07/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$180,878,553.00
Net Coupon:	6.250 %
Gross Coupon:	6.930 %
Srvc Fee:	0.680 %
Orig. Term:	180 mos
Current WAM:	178 mos
Current Age:	1 mos

Price	1*.65USR	1*.75USR	1*.85USR	1*.95USR	1USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
101-18	4.160	4.160	4.160	4.160	4.160	4.160	4.083	3.986	3.875
101-22	4.071	4.071	4.071	4.071	4.071	4.071	3.989	3.886	3.768
101-26	3.983	3.983	3.983	3.983	3.983	3.983	3.896	3.786	3.661
101-30	3.894	3.894	3.894	3.894	3.894	3.894	3.802	3.687	3.555
102-02	3.806	3.806	3.806	3.806	3.806	3.806	3.709	3.587	3.448
102-06	3.718	3.718	3.718	3.718	3.718	3.718	3.616	3.488	3.342
102-10	3.630	3.630	3.630	3.630	3.630	3.630	3.524	3.389	3.236
102-14	3.543	3.543	3.543	3.543	3.543	3.543	3.431	3.291	3.130
102-18	3.456	3.456	3.456	3.456	3.456	3.456	3.339	3.192	3.025
WAL:	1.49	1.49	1.49	1.49	1.49	1.49	1.40	1.30	1.21
Mod. Dur:	1.39	1.39	1.39	1.39	1.39	1.39	1.31	1.23	1.15
Spread	135.8	135.8	135.8	135.8	135.8	135.8	132.2	126.6	119.1
First Prin:	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002
Last Prin:	12/2008	12/2008	12/2008	12/2008	12/2008	12/2008	02/2008	04/2007	09/2006
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.643	1.704	1.999	2.747	3.349	4.021	4.870	5.554
OnTR/Swp Spd	1.695	1.764	2.099	2.768/42	3.171/61	3.978/48	4.724/52	5.390/48
OnTR Price	99-18+	99-04	102-05+	100-29	108-28	101-24	101-05	99-25

1 Mo L	3Mo L	11Cof	Prime
1.840	1.860	2.723	4.750

15Mtg	30Mtg	FN 6.0	FN 5.5
5.806	6.410	100-04	97-16+

CAP VOLS (years)					
1	2	3	5	10	30
37.880	36.130	30.860	26.640	21.470	17.830

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
20.880	21.920	17.070	13.580

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30